EXHIBIT 12

Eagle Bulk Shipping

Ratio of Earnings to Fixed Charges Worksheet	Period from January 26, 2005 (inception) to December 31, 2005	Year Ended December 31,

Earnings		2006	2007	2008

Net Income	6,653,400	33,801,540	52,243,981	61,632,809
Fixed Charges (as per below)	7,208,641	10,808,196	22,141,394	44,117,890
Capitalized Interest (as per below)	-	(259,580)	(9,400,288)	(26,211,616)
Total Earnings	13,862,041	44,350,156	64,985,087	79,539,083

Fixed Charges
Interest Expense	5,979,864	10,370,370	12,498,749	15,571,734
Amortization of Debt Issuance Costs	98,065	178,246	242,357	244,839
Write-Off of Debt Issuance Costs	1,130,712	-	-	2,089,701
Capitalized Interest	-	259,580	9,400,288	26,211,616
Total	7,208,641	10,808,196	22,141,394	44,117,890

Ratio of earnings to fixed charges	1.9	4.1	2.9	1.8